EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

          The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest expense, including amortization of debt issuance costs, and the portion of rental expense deemed to represent interest. “Earnings” consist of income from continuing operations before income taxes plus fixed charges.  The following table sets forth the ratio of earnings to fixed charges of the Company for periods presented:

	Year ended May 31, 2006	Five months ended May 31, 2005	Years ended December 31,

			2004	2003	2002	2001

Fixed Charges
Interest expense excluding beneficial conversion feature	$2,177	$1,024	$2,370	$2,346	$1,354	$31
Portion of rental expense deemed to represent interest	521	328	338	637	1,666	3,079

Total fixed charges	$2,698	$1,352	$2,708	$2,983	$3,020	$3,110

Earnings before fixed charges
Earnings from continuing operations before income tax	$(34,030)	$(4,925)	$(6,315)	$(60,125)	$(77,772)	$(41,638)
Fixed charges	2,698	1,352	2,708	2,983	3,020	3,110

Total earnings before fixed charges	$(31,332)	$(3,573)	$(3,607)	$(57,142)	$(74,752)	$(38,528)

Ratios of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)  We would have had to generate additional earnings of $34.0 million, $4.9 million,  $6.3 million, $60.1 million, $77.8 million, and $41.6 million, respectively,  to achieve a ratio of 1:1, for the year ended May 31, 2006, five months ended May 31, 2005,  years ended December 31, 2004, 2003, 2002 and 2001.